FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: February 16, 2007

Exhibit 99.1

For Immediate Release

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-548-6752 (Changzhou)	Phone: + (1) 646-213-1915 (New York)
Email: ir@trinasolar.com	Elaine Ketchmere, VP Financial Writing
Phone: + (1) 310-231-8600 ext 119

Trina Solar Limited Announces Fourth Quarter and 2006

Year End Results

Changzhou, China – February 15, 2007 –Trina Solar Limited (NYSE: TSL) (“Trina Solar”), an integrated manufacturer of solar PV products based in Changzhou, China, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2006.

Fourth Quarter 2006 Highlights

•	Total net revenues increased 19.8% sequentially and 144.3% year-over-year to $38.8 million

•	Operating income increased 27.3% sequentially and 119.8% year-over-year to $5.9 million

•	Net income from continuing operations increased 9.8% sequentially and 110.5% year-over-year to $4.4 million

•	Shipped 8.98 MW of solar modules, up from 8.01 MW in the third quarter of 2006 and up from 3.87 MW in the fourth quarter of 2005

•	Annualized module production capacity increased to 75.0 MW, up from 59.8 MW at September 30, 2006

Full Year 2006 Highlights

•	Total net revenues increased 319.8% in 2006 to $114.5 million

•	Operating income increased 296.2% in 2006 to $16.9 million

•	Net income from continuing operations increased 309.1% in 2006 to $13.2 million

•	Shipped 27.4 MW of solar modules in 2006, up from 6.8 MW in 2005

Fourth Quarter 2006 Results

“This was a very successful quarter for Trina Solar, both in terms of financial performance and the execution of our key business strategies. We achieved double-digit sequential growth in net revenues, driven by strong demand for our solar modules. Despite the rising cost of silicon, we saw strong increases in operating and net income from continuing operations,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar Limited. “In addition, the successful completion of our initial public offering and listing on the New York Stock Exchange was an important milestone for our company, and provided us with the capital necessary to complete our vertical integration and expand our production lines.”

Trina Solar’s net revenues in the fourth quarter of 2006 were $38.8 million, an increase of 19.8% sequentially and 144.3% year-over-year. The sequential increase was due to increased demand for the company’s solar modules, which was partially offset by a decline in average sales price (“ASP”). Total shipments and ASP were 8.98 MW and $3.86, respectively in the fourth quarter of 2006, compared to 8.01 MW and $4.04, respectively, in the third quarter of 2006. Sales to customers in Europe continued to generate almost all of the total net revenues in the fourth quarter of 2006.

At year end total annualized module production capacity increased to 75 MW, up from 59.8 MW at the end of the third quarter of 2006. The company is currently expanding its existing production lines and is also bringing a new solar cell manufacturing plant online. Commercial production at the new plant is expected to begin in the second quarter of 2007, with an initial manufacturing capacity of 50 MW. The company expects total annualized module production capacity of 150 MW by the end of 2007.

Gross profit in the fourth quarter of 2006 was $9.0 million, an increase of 6.3% sequentially and 154.9% year-over-year. Gross margin was 23.3% in the fourth quarter of 2006, down from 26.2% in the third quarter of 2006 and up from 22.3% in the fourth quarter of 2005. The sequential decline in gross margin was mainly due to lower ASP.

Operating expenses in the fourth quarter of 2006 were $3.2 million, a decrease of 18.5% sequentially and an increase of 262.0% year-over-year. The sequential decrease was due to the accrual of professional fees recorded in the third quarter of 2006 related to the company’s 20-F filing with the Securities and Exchange Commission for the year ended December 31, 2006. The year-over-year increase was due to higher selling expenses and higher general and administrative expenses to support the rapid growth of the business.

Operating income in the fourth quarter of 2006 was $5.9 million, an increase of 27.3% sequentially and 119.8% year-over-year. Operating margin was 15.1% in the fourth quarter of 2006, up from 14.2% in the third quarter of 2006 and down from 16.8% in the fourth quarter of 2005.

Interest expense was $1.1 million in the fourth quarter of 2006, compared to $0.4 million in the third quarter of 2006 and $0.2 million in the fourth quarter of 2005. The increase was due to an increase in short-term borrowings in order to support the company’s growth.

Net income from continuing operations was $4.4 million in the fourth quarter of 2006, an increase of 9.8% sequentially and 110.5% year-over-year.

Net income was $4.6 million in the fourth quarter of 2006, an increase of 18.3% sequentially and 110.5% year-over-year.

Full Year 2006 Results

For the full year 2006, net revenues were $114.5 million, up 319.8% from $27.3 million in 2005. Gross profit for the full year 2006 was $30.0 million, an increase of 377.8% from $6.3 million in 2005. Gross margin improved 310 basis points to 26.2% in 2006, compared to 23.1% in 2005. Operating income for the full year 2006 was $16.9 million, up 296.2% from $4.3 million in 2005. Operating margin was 14.8% in 2006, compared to 15.7% in 2005. The decline in operating margin in 2006 was primarily due to the higher selling expenses and general and administrative expenses related to the growth of the company’s business in 2006. Net income from continuing operations for the full year 2006 was $13.2 million, an increase of 309.1% from 2005. Net income for the full year 2006 was $12.4 million, an increase of 275.1% from 2005.

Financial Condition

As of December 31, 2006, the company had $93.4 million in cash and cash equivalents and working capital of $109.7 million. Total bank borrowings stood at $76.5 million, of which $5.1 million were long-term borrowings. During the fourth quarter, the company completed its IPO, generating net proceeds of $87.2 million, net of listing expenses.

Outlook for 2007

Based on its expectations of continued strong demand in the solar market, combined with an anticipated decline in ASP, the company expects total net revenues in the range of $270 million to $300 million and net income in the range of $34.5 million to $36.5 million for the full year 2007. The company anticipates to ship between 75 MW to 80 MW of modules for the full year 2007.

“As we enter 2007, we expect the strong growth in our top line to continue as we increase capacity to meet demand. We intend to improve our cost structure and counter the high cost of silicon by utilizing a portion of the proceeds from our IPO to complete our vertical integration,” said Mr. Gao. “We also plan to broaden our customer base by targeting medium-sized companies through our own sales channels, in addition to distributors and wholesalers. We also plan to expand our geographic footprint by increasing our presence in existing markets such as Spain and Italy, and by entering new markets, including the United States.”

Recent Events

In December 2006, the company completed its IPO, generating net proceeds of $87.2 million, net of listing expenses. In January 2007, the underwriters exercised their over-allotment option for the purchase of additional ADSs, generating net proceeds of $8.8 million. The company intends to use the proceeds to complete its solar cell manufacturing facility, expand its existing production lines, purchase raw materials and for general working capital purposes.

Upon the consummation of the IPO in December 2006, all of the company’s outstanding 545,808,968 Series A preferred shares were automatically converted into 545,808,968 ordinary shares.

In January 2007, the company announced a strategic cooperation agreement with Q-Cells, one of the largest solar cell manufacturers in the world. Under this strategic cooperation agreement, the company will supply Q-Cells with a certain amount of high-quality monocrystalline wafers which will be processed into high efficiency cells for the company’s module assembly facility. In addition, Q-Cells will provide some technical assistance to Trina Solar during the ramp up of the company’s cell lines.

In January 2007, the company entered into a long-term supply agreement with Wacker Polysilicon, the polysilicon division of Wacker Chemie AG (“Wacker”). Under this supply agreement, the polysilicon division of Wacker has agreed to provide the company with high purity polysilicon over a six year period beginning in 2009. The overall supply from this contract will allow the company to produce over 150MW of modules during this period.

At the start of February 2007, the company entered into a long-term supply agreement for polysilicon with DC Chemical, one of the leading chemical companies in Korea (“DCC”). DCC has agreed to supply polysilicon to the company over a seven-year period with a total contract value exceeding $120 million and with shipments expected to begin in 2009.

In February 2007, the company plans to increase its power supply from 15,000 KVA to 80,000 KVA in order to support the expansion of its production capacity. To accommodate this power upgrade, the company had started suspending production beginning February 12, 2007 and expected to start restoring the production beginning February 21, 2007, largely overlapping the Chinese New Year holiday. Production is expected to resume on February 23, 2007. The company does not anticipate any other power upgrades for the remainder of the year.

As of the time of this announcement, the company has secured over 80% of its 2007 and 50% of its 2008 supply requirements, respectively. Most of this supply has been secured through 1 to 3 year medium term contracts with polysilicon manufacturers, semiconductor companies, and silicon reclamation companies.

Conference Call

The company will host a conference call at 8:00 a.m. ET on Thursday, February 15, 2007, to discuss the results for the quarter ended December 31, 2006. Joining Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, will be Sean Shao, Chief Financial Officer, Andy Klump, Director of Business Development, and Arturo Herrero, Director of Sales and Marketing. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (888) 482-0024. International callers should dial (617) 801-9702. The passcode for the call is 78646469.

If you are unable to participate in the call at this time, a replay will be available on Thursday, February 15 at 10:00 a.m. ET, through Thursday, February 22 at 10:00 a.m. ET. To access the replay, dial (888) 286-8010 and enter the passcode 90771569. This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited:

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co., Ltd., is an integrated solar PV manufacturer based in China. The company began research and development efforts in solar products in 1999 and in 2002 it started the system integration business. The company moved into the assembly of solar modules in 2004 as well as the manufacturing of monocrystalline ingots and wafers in 2005 and 2006, respectively. The company’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. The company sells its products to customers around the globe, including a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. For further information, visit the company’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the securities of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Trina Solar Limited

Consolidated Statements of Operations

(US dollars in thousands, except for share and ADS data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2006	2005	2006	2005
Continuing operations	(unaudited)	(unaudited)	(unaudited)	(audited)
Net revenues	$38,766	$15,870	$114,500	$27,275
Cost of revenues	29,740	12,329	84,450	20,986

Gross profit	9,026	3,541	30,050	6,289
Operating expenses
Selling expenses	927	208	2,571	521
General and administrative expenses	2,050	676	8,656	1,375
Research and development expenses	190	(9)	1,903	122

Total operating expenses	3,167	875	13,130	2,018

Income from continuing operations	5,859	2,666	16,920	4,271
Interest expenses	(1,069)	(164)	(2,137)	(470)
Interest income	122	7	261	16
Other income (expenses)	3	(22)	(82)	(27)

Income from continuing operations before income taxes	4,915	2,487	14,962	3,790
Tax expenses	(527)	(402)	(1,788)	(570)

Net income from continuing operations	4,388	2,085	13,174	3,220
Net income (loss) on discontinued operations	196	93	(753)	91

Net income	4,584	2,178	12,421	3,311

Earnings per ordinary share from continuing operations
Basic	0.003	0.002	0.010	0.003

Diluted	0.003	0.002	0.010	0.003

Earnings per ADS from continuing operations
Basic	0.271	0.209	0.978	0.322

Diluted	0.264	0.209	0.959	0.322

Earnings per ordinary share
Basic	0.003	0.002	0.009	0.003

Diluted	0.003	0.002	0.009	0.003

Earnings per ADS
Basic	0.283	0.218	0.922	0.331

Diluted	0.276	0.218	0.904	0.331

Weighted average ordinary shares outstanding
Basic	1,152,016,485	1,000,000,000	1,038,316,484	1,000,000,000
Diluted	1,181,277,275	1,000,000,000	1,058,483,593	1,000,000,000
Weighted average ADS outstanding
Basic	11,520,165	10,000,000	10,383,165	10,000,000
Diluted	11,812,773	10,000,000	10,584,836	10,000,000
Share-based compensation expense included in (US $ in thousands)
Cost of Revenue	15	`	415
Selling expenses	84		323
General & administrative expenses	123		389
Research & development expenses	31		1,600

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	As of December 31,
	2006	2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$93,380	$1,224
Restricted cash	5,004	527
Inventories	32,230	6,696
Accounts receivable, net	29,353	4,924
Other receivables, net	1,228	817
Advances to suppliers	34,606	4,395
Value-added tax recoverable	1,035	360
Deferred tax assets	625	—
Current assets of discontinued operations	353	1,516
Amounts due from related parties	—	115
Total current assets	197,814	20,574
Property, plant and equipment, net	51,419	9,630
Intangible assets, net	2,372	903
Deferred tax assets	140	33
Non current assets of discontinued operations	—	1,158

TOTAL ASSETS	$251,745	$32,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$71,409	$6,628
Accounts payable	9,147	3,845
Other payables	3,669	471
Advances from customers	1,200	281
Accrued payroll and welfare	110	302
Income tax payable	850	537
Accrued expenses	1,250	—
Current liabilities of discontinued operations	434	651
Total current liabilities	88,069	12,715
Long-term bank borrowings	5,122	4,956
Accured warranty costs	1,400	272
Total liabilities	94,591	17,943

Ordinary shares	21	10
Additional paid in capital	139,671	10,881
Retained earnings	15,622	3,201
Accumulated other comprehensive income	1,840	263
Total shareholders’ equity	157,154	14,355

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$251,745	$32,298

####